EXHIBIT 99.2

Reconciliation of Canadian GAAP to United States GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our unaudited interim consolidated financial statements for the nine months ended September 30, 2009. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the interim periods shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the period ended September 30	Three months		Nine months
(in $ millions, except share amounts) (unaudited)	2009	2008 (q)	2009	2008 (q)
Earnings from continuing operations – Canadian GAAP	584	303	1,372	1,010
Differences
Cost of revenue, exclusive of depreciation and amortization
Leases (i)	-	(5)	(1)	(15)
Selling, general and administrative expenses
Employee benefit plans (b)	(86)	1	(191)	8
Depreciation and amortization
Deferred costs and finite-life intangible assets (a)	1	2	5	8
Capitalized interest (g)	(20)	(16)	(56)	(51)
Leases (i)	-	4	1	12
Restructuring and other	-	-	7	-
Other income (expense)
Income from joint ventures (d)	-	1	-	(1)
Business combinations (q)	98	-	98	-
Other	-	-	(2)	-
Interest expense
Capitalized interest (g)	27	30	74	83
Income taxes
Tax effect of the above items	28	(5)	56	(15)
Unrecognized tax benefits (h)	(118)	(4)	(128)	(23)
Non-controlling interest (r)	90	91	254	254
Earnings from continuing operations – U.S. GAAP	604	402	1,489	1,270
Discontinued operations – Canadian GAAP	-	(23)	(10)	(49)
Difference (d) (q)	(3)	(2)	(8)	(2)
Discontinued operations U.S. GAAP	(3)	(25)	(18)	(51)
Net earnings – U.S. GAAP	601	377	1,471	1,219
Net earnings attributable to the non-controlling interest (q)	(87)	(90)	(247)	(251)
Net earnings attributable to BCE	514	287	1,224	968
Dividends on preferred shares – Canadian and U.S. GAAP	(26)	(32)	(81)	(94)
Net earnings attributable to BCE common shareholders – U.S. GAAP	488	255	1,143	874
Net earnings per common share – basic and diluted, U.S. GAAP
Continuing operations	0.64	0.35	1.50	1.15
Discontinued operations	(0.00)	(0.03)	(0.02)	(0.07)
Net earnings	0.64	0.32	1.48	1.08
Average number of common shares outstanding – basic (millions)	767.2	806.0	774.8	805.6

Consolidated Statements of Comprehensive Income

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2009 (q)	2008 (q)	2009 (q)	2008 (q)
Other comprehensive income (loss), net of income taxes and non-controlling interest – Canadian GAAP	58	(90)	88	(110)
Differences
Net change in unrealized gains and losses on derivatives designated as cash flow hedges (e)	1	-	9	-
Benefit plans (b) (c)	66	-	185	5
Other comprehensive income (loss), net of income taxes – U.S. GAAP	125	(90)	282	(105)
Net earnings – U.S. GAAP	601	377	1,471	1,219
Comprehensive income – U.S. GAAP	726	287	1,753	1,114
Comprehensive income attributable to non-controlling interest (q)	(95)	(89)	(277)	(254)
Comprehensive income attributable to BCE	631	198	1,476	860

Consolidated Statements of Accumulated Other Comprehensive Loss

	September 30,	December 31,
(in $ millions) (unaudited)	2009 (q)	2008 (q)
Currency translation adjustment	1	(2)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e)	112	18
Benefit plans (b) (c)
Net actuarial losses	(1,896)	(2,090)
Net past service costs	59	68
Net transitional obligations	(2)	(2)
Accumulated other comprehensive loss – U.S. GAAP	(1,726)	(2,008)
Accumulated other comprehensive income attributable to non-controlling interest (q)	482	510
Accumulated other comprehensive income attributable to BCE – U.S. GAAP	(1,244)	(1,498)

Consolidated Balance Sheets

	September 30,			December 31,
	2009 (q)			2008 (q)
	Canadian		U.S.	Canadian		U.S.
(in $ millions) (unaudited)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	1,187	-	1,187	3,052	-	3,052
Accounts receivable	1,450	-	1,450	1,826	-	1,826
Future income taxes (q)	134	(6)	128	86	-	86
Inventory	473	-	473	272	-	272
Prepaid and other expenses	417	-	417	303	-	303
Current assets of discontinued operations	3	-	3	39	-	39
Total current assets	3,664	(6)	3,658	5,578	-	5,578
Capital assets
Property, plant and equipment (i) (g)	19,392	608	20,000	19,406	586	19,992
Finite-life intangible assets (a) (g)	2,541	53	2,594	2,693	51	2,744
Indefinite-life intangible assets	3,778	-	3,778	3,697	-	3,697
Total capital assets	25,711	661	26,372	25,796	637	26,433
Other long-term assets (m)	2,530	(1,851)	679	2,610	(1,874)	736
Goodwill (f) (q)	5,820	137	5,957	5,659	64	5,723
Non-current assets of discontinued operations	6	-	6	20	-	20
Total assets	37,731	(1,059)	36,672	39,663	(1,173)	38,490
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites (q)	3,361	(31)	3,330	3,528	-	3,528
Interest payable	138	-	138	139	-	139
Dividends payable	353	-	353	337	-	337
Debt due within one year (i) (k)	560	12	572	2,201	12	2,213
Current liabilities of discontinued operations	11	-	11	22	-	22
Total current liabilities	4,423	(19)	4,404	6,227	12	6,239
Long-term debt (e) (i) (k)	10,508	26	10,534	10,099	25	10,124
Other long-term liabilities (m)	4,770	204	4,974	4,946	110	5,056
Total liabilities	19,701	211	19,912	21,272	147	21,419
Non-controlling interest in subsidiaries (q)	1,061	(1,061)	-	1,080	(1,080)	-
SHAREHOLDERS’ EQUITY (l) (f)
BCE shareholders’ equity
Preferred shares	2,770	-	2,770	2,770	-	2,770
Common shares (j)	12,921	(65)	12,856	13,525	(65)	13,460
Treasury stock	-	-	-	(86)	-	(86)
Contributed surplus (f)	2,489	(1,538)	951	2,531	(1,540)	991
Accumulated other comprehensive income (loss)	127	(1,371)	(1,244)	39	(1,537)	(1,498)
(Deficit) retained earnings	(1,338)	2,171	833	(1,468)	2,309	841
Total BCE shareholders’ equity	16,969	(803)	16,166	17,311	(833)	16,478
Non-controlling interest in subsidiaries (q)	-	594	594	-	593	593
Total shareholders’ equity	16,969	(209)	16,760	17,311	(240)	17,071
Total liabilities and shareholders’ equity	37,731	(1,059)	36,672	39,663	(1,173)	38,490

Consolidated Statements of Cash Flows

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2009	2008	2009	2008
Cash flows from operating activities – Canadian GAAP	1,537	1,649	3,936	4,092
Difference
Capitalized interest (g)	27	30	74	83
Income from joint ventures (d)	-	1	-	-
Cash flows from operating activities – U.S. GAAP	1,564	1,680	4,010	4,175
Cash flows used in investing activities – Canadian GAAP	(992)	(1,586)	(2,451)	(2,926)
Difference
Capitalized interest (g)	(27)	(30)	(74)	(83)
Income from joint ventures (d)	-	(1)	-	-
Cash flows used in investing activities – U.S. GAAP	(1,019)	(1,617)	(2,525)	(3,009)
Cash flows used in financing activities – Canadian and U.S. GAAP	(1,114)	(188)	(3,363)	(1,248)
Cash flows used in continuing operations – U.S. GAAP	(569)	(125)	(1,878)	(82)
Cash flows used in discontinued operating activities – Canadian and U.S. GAAP	(2)	(1)	(7)	(20)
Cash flows (used in) from discontinued investing activities – Canadian and U.S. GAAP	(6)	29	11	28
Cash flows used in discontinued financing activities – U.S. GAAP	-	(2)	-	(2)
Net decrease in cash and cash equivalents	(577)	(99)	(1,874)	(76)
Cash and cash equivalents at beginning of period	1,766	2,681	3,063	2,658
Cash and cash equivalents at end of period	1,189	2,582	1,189	2,582
Consists of:
Cash and cash equivalents of continuing operations	1,187	2,573	1,187	2,573
Cash and cash equivalents of discontinued operations	2	9	2	9
Total	1,189	2,582	1,189	2,582

Description of United States GAAP Differences

All amounts are in millions of Canadian dollars, except where noted.      (unaudited)

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain expenses are deferred and amortized or otherwise expensed in a subsequent period if they meet specified criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans on the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit the recognition of pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission. Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

Description of United States GAAP Differences

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met.

Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

(f) Sale of Businesses, Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of businesses sold, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. The increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations under United States GAAP.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP, borrowing costs must be capitalized for all qualifying assets under construction.

(h) Income Taxes

Under United States GAAP an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely to be realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not to be realized.

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for taxation years through 2000. Canadian federal income tax returns for taxation years 2001 through 2008 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Description of United States GAAP Differences

(in $ millions) (unaudited)
Balance at January 1, 2009	662
Increase for tax positions of prior years	135
Decrease for tax positions of prior years	(151)
Balance at September 30, 2009	646

The balance of $646 million at September 30, 2009 includes $274 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $372 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in future periods.

BCE records interest and penalties related to income tax positions in income tax expense. For the three and nine months ended September 30, 2009, BCE derecognized $42 million and $29 million of interest, respectively (recognized $5 million and $21 million for the three and nine months ended September 30, 2008, respectively). BCE had accrued $146 million for interest and $ nil for penalties at September 30, 2009 ($175 million and $ nil, respectively at December 31, 2008).

(i) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(j) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(k) Debt Issue Costs

Under United States GAAP, debt issue costs are recorded as deferred charges and amortized over the term of the related debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

Description of United States GAAP Differences

(l) Changes in Shareholders’ Equity

	Total	Preferred shares	Common shares, net	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Non- controlling interest
For the nine months ended
September 30, 2009
(in $ millions) (unaudited)
Beginning balance	17,071	2,770	13,374	991	(1,498)	841	593
Net earnings	1,471					1,224	247
Other comprehensive income
Net change in unrealized gains (losses) on available-for-sale financial assets	109				109		-
Net change in gains and losses on derivatives designated as cash flow hedges	(15)				(24)		9
Net change in currency translation adjustment	3				3		-
Benefit plans	185				166		19
Other comprehensive income	282
Net repurchase of BCE common shares	(808)		(520)	(44)		(244)
Dividends on BCE common and preferred shares	(988)					(988)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(277)						(277)
Other	9		2	4			3
	16,760	2,770	12,856	951	(1,244)	833	594
	Total	Preferred shares	Common shares, net	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Non- controlling interest
For the nine months ended
September 30, 2008
(in $ millions) (unaudited)
Beginning balance	17,748	2,770	13,471	997	(876)	631	755
Net earnings	1,219					968	251
Other comprehensive income
Net change in unrealized gains (losses) on available-for-sale financial assets	(111)				(111)		-
Net change in gains and losses on derivatives designated as cash flow hedges	-				-		-
Net change in currency translation adjustment	1				1		-
Benefit plans	5				2		3
Other comprehensive income	(105)
Dividends on BCE common and preferred shares	(388)					(388)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(274)						(274)
Other	63		29	2			32
	18,263	2,770	13,500	999	(984)	1,211	767

Description of United States GAAP Differences

(m) Other Long-Term Assets and Other Long-Term Liabilities

Following is a reconciliation of Canadian GAAP to United States GAAP for Other long-term assets and Other long-term liabilities

	September 30,	December 31,
(in $ millions) (unaudited)	2009	2008
Other long-term assets
Deferred costs (a)	-	(7)
Employee benefit plans (b)	(2,733)	(2,763)
Future income taxes (h)	840	854
Debt issue costs (k)	42	42
	(1,851)	(1,874)

	September 30,	December 31,
(in $ millions) (unaudited)	2009	2008
Other long-term liabilities
Employee benefit plans (b)	240	236
Future income taxes and unrecognized tax benefits (h)	(36)	(126)
	204	110

(n) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property rights infringement. Under United States GAAP, these indemnifications are included in guarantees. At September 30, 2009, such indemnifications amounted to $75 million, of which $20 million expires in 2009, $25 million in 2010, $5 million in 2011, nil in 2012, $20 million in 2013 and thereafter, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(o) Fair Value of Financial Instruments

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

	September 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
(in $ millions) (unaudited)	value	value	value	value
Long-term debt due within one year	572	569	2,213	1,984
Long-term debt	10,534	11,133	10,124	9,393
Derivative financial instruments, net asset
(liability) position
Forward contracts – BCE Inc. shares	13	13	(10)	(10)
Currency contracts	(135)	(135)	(3)	(3)
Interest rate swaps	77	77	116	116

(p) Subsequent Events

We have evaluated subsequent events for recognition or disclosure up to the time of filing of these unaudited interim consolidated financial statements with the Canadian securities regulatory authorities on November 12, 2009.

Description of United States GAAP Differences

(q) Recently Adopted Accounting Changes

Effective January 1, 2009, we prospectively adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805 (ASC 805) (originally issued as FASB Statements No. 141 (revised 2007), Business Combinations). The most significant changes resulting from the adoption of ASC 805 include:

  100% of the fair value of assets acquired, liabilities assumed, and non-controlling interest is recognized in acquisitions of less than a 100% controlling interest in an acquired entity when the acquisition results in a change in control of the acquired entity;

  Contingent consideration arrangements are recognized at their acquisition-date fair values;

  Acquisition-related transaction costs are expensed as incurred; and

  Acquisition-related restructuring costs are accrued and included in the purchase price allocation only if certain criteria are met as of the acquisition date.

During the three months ended September 30, 2009, under United States GAAP, we recorded income of $98 million (net of transaction costs and directly related restructuring costs incurred of $7 million), comprised of a bargain purchase gain on a business combination completed during the period and a gain on a preexisting equity interest in an entity in which we acquired a controlling interest during the period.

Also effective January 1, 2009, we adopted FASB ASC Subtopic 810-10 (originally issued as FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51). Under ASC 810-10, non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of shareholders’ equity. Changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions instead of resulting in dilution gains or losses recorded through income. Changes in ownership interests that result in a loss of control and require deconsolidation trigger full gain or loss recognition by measuring any remaining ownership interests at fair value. ASC 810-10 also requires that net earnings reported in the consolidated statements of operations and other comprehensive income include amounts attributable to the non-controlling interest.

ASC 810-10 has been applied prospectively, except for the presentation and disclosure requirements which have been applied retrospectively. Net earnings include net earnings attributable to non-controlling interest of $247 million and $251 million for the nine months ended September 30, 2009 and 2008 respectively ($87 million and $90 million for the three months ended September 30, 2009 and September 30, 2008, respectively). Total shareholders’ equity includes non-controlling interest in subsidiaries of $594 million and $593 million at September 30, 2009 and December 31, 2008, respectively.

In April 2009, the FASB issued ASC 820-10 (originally issued as Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820-10 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.

The adoption of ASC 820-10 did not have a material impact on our financial position or results of operations.

Description of United States GAAP Differences

(r) Future Accounting Changes

In June 2009, the FASB published Financial Accounting Statements No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement 140 (“FAS 166”), and No. 167, Amendments to FASB Interpretation No. 46(R) (“FAS167”). These Statements change the way entities account for transfers of financial assets and determine what entities must be consolidated, including the removal of the concept of a Qualifying Special-Purpose Entity (QSPE) from FASB Statement 140.

We are currently evaluating the impact of adoption of FAS 166 and FAS 167, effective for years beginning after November 15, 2009.

In August 2009, the FASB issued amendments to ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. The amendments provide clarification that in circumstances in which quoted prices in an active market for the identical liability is not available, fair value should be measured using one of the following techniques:

1.	A valuation technique that uses:
	a.	The quoted price of the identical liability when traded as an asset
	b.	Quoted prices for similar liabilities or similar liabilities when traded as assets.
2.	Another valuation technique that is consistent with the principles of Topic 820.

We are currently evaluating the impact of adoption of the amendments to ASC Subtopic 820-10, effective for periods beginning after August 2009.